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SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                               1275 Pennsylvania Avenue NW
                                               Washington, D.C. 20004-2415
                                               202.383.0100
                                               fax 202.637.3593
                                               www.sutherland.com
                                               ATLANTA AUSTIN HOUSTON
                                               NEW YORK TALLAHASEE WASHINGTON DC

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                 April 16, 2009

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION
----------------------------------------------

Ms. Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re:  Registration Statement on Form N-4 for
          First MetLife Investors Insurance Company
          First MetLife Investors Variable Annuity Account One
          (File No. 333-158579)

Dear Ms. White:

First MetLife Investors Insurance Company and its separate account, First MetLife Investors Variable Annuity Account One, respectfully request that the Staff of the Commission afford the above-captioned registration statement filed on April 15, 2009 (the "Simple Solutions Registration Statement" ) selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

Disclosure in the Simple Solutions Registration Statement is substantially similar to the disclosure in the current registration statement on Form N-4 (File No. 333-137370) for certain individual flexible premium deferred variable annuity contracts issued by First MetLife Investors Insurance Company through First MetLife Investors Variable Annuity Account One (the "Class S Registration Statement").

The attached typeset versions of the prospectus and statement of additional information are appropriately marked to indicate the differences between the Simple Solutions Registration Statement and the Class S Registration Statement (incorporating prospectus supplements through April 15, 2009). The material differences are as follows:

          . The Simple Solutions Registration Statement does not offer any optional riders. There is a standard death benefit and a Lifetime Withdrawal Guarantee ("LWG") benefit; however, these features are automatically part of the product at issue. Unlike the Simple Solutions Registration Statement, the Class S Registration Statement offers the following optional riders for an additional charge: a Guaranteed Minimum Income Benefit ("GMIB") and an LWG.

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Alison White, Esq.
April 16, 2009
Page 2

          . Unlike the Class S Registration Statement, the LWG benefit in the Simple Solutions Registration Statement does not have a compounding rate and there is an additional withdrawal rate band (4%) that applies depending on the age of the contract owner at the time that the first withdrawal is taken.

          . Unlike the Class S Registration Statement, there are no investment allocation restrictions with the LWG benefit in the Simple Solutions Registration Statement.

In addition to the disclosure differences that reflect substantive differences between the Simple Solutions Registration Statement and the Class S Registration Statement, certain additional stylistic, editorial, and updating changes have been made in the Simple Solutions Registration Statement.

If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

Sincerely,


/s/ W. Thomas Conner
---------------------------------------
W. Thomas Conner

Enclosures

cc:  Michele Abate, Esq.
     John M. Richards, Esq.
     Lisa Flanagan, Esq.